Simpson Thacher & Bartlett LLP
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TELEPHONE: +1-212-455-2000
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Direct Dial Number		E-mail Address
(212) 455-2516		BWells@stblaw.com

February 18, 2025
Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:    TPG Private Equity Opportunities, L.P.
Registration Statement on Form 10-12G
Filed December 30, 2024
File No. 000-56717
Ladies and Gentlemen:
On behalf of TPG Private Equity Opportunities, L.P. (the “Registrant”), we are providing responses to the letters from the staff (the “Staff”) of the Commission’s Division of Corporate Finance, dated January 28, 2025 and January 29, 2025 (collectively, the “Comment Letters”), related to the above-referenced registration statement on Form 10 (the “Registration Statement”) originally filed with the Commission on December 30, 2024. We are concurrently filing with the Securities and Exchange Commission (the “Commission”) an amendment (“Amendment No. 1”) to the Registration Statement, including revisions in response to the Comment Letters as well as other updates.
To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, capitalized terms used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Registrant.
REGISTRATION STATEMENT ON FORM 10-12G
Forward-Looking Statements, page iii

Securities and Exchange Commission	February 18, 2025
1.    We note your statement that the registration statement includes forward-looking statements within the meaning of Section 27A of the 1933 Act and Section 21E of the Exchange Act. Please be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. Please delete any references to the Private Securities Litigation Reform Act or make clear that these provisions do not apply to you.
Response: The Registrant acknowledges the Staff’s comment and has revised its disclosure on page iii to remove the references to the safe harbor.
Risk Factor Summary, page iii
2.    Consistent with your disclosure on pages 14 and 36, please add risk factor disclosure or a cross-reference regarding the early repurchase deduction to inform investors in this section that any repurchase requests of units that have not been outstanding for at least two years will be subject to an early repurchase deduction equal to 5% of the value of the applicable NAV of the Units being repurchased.
Response: The Registrant acknowledges the Staff’s comment and has revised its disclosure on pages v and 16 to inform investors of the Early Repurchase Deduction.
3.    We note your reference to the existence of “limits on the ownership and transferability of the Units” on page v. Please revise the summary section to provide additional details related to these limits. Similarly, revise your disclosure in description of registrant's securities to be registered section starting on page 196 to provide details related to these limitations. In this regard we note that you generally refer to transfer restrictions on page 36 without describing the reasons the general partner may refuse transfer requests.
Response: The Registrant acknowledges the Staff’s comment and has revised its disclosure on page v and 202 to provide additional details on the limits on ownership and transferability of the Units.
Item 1. Business, page 1
4.    Please expand your business section to state clearly if you have not yet begun operations and to include a plan of operations for the next twelve months. In the discussion of your planned activities, include specific information regarding material events or steps required to pursue your planned activities, including any contingencies such as raising additional funds.
Response: The Registrant has revised its disclosure on page 1 to include additional information regarding the Registrant’s plan of operations for the next twelve months and to clearly state that the Registrant has not yet begun operations.
5.    We note your disclosure on page 4 that overall responsibility for T-POP’s oversight rests with the General Partner. We also note your disclosure on pages v, 98 and 196 that Limited

Securities and Exchange Commission	February 18, 2025
Partners are not entitled to vote in the election of the fund’s directors. Also, the unitholders are not able to bring matters before meetings of Limited Partners or nominate directors at such meeting, nor are they generally able to submit Limited Partner proposals. Please briefly disclose the lack of Limited Partner voting power in the business section. Additionally, we note the disclosure on page 7 regarding the Management Company's responsibility for investments and managing the registrant. Please revise to clarify the difference between the General Partner's oversight and the Management Company's responsibilities, including any overlap between the General Partner their responsibilities and personnel.
Response: The Registrant acknowledges the Staff’s comment and has revised its disclosure on pages vi and 5 to include disclosure that Limited Partners are not entitled to vote in the election of the Registrant’s directors and are not able to bring matters before meetings of Limited Partners or nominate directors at such meeting, nor are they generally able to submit Limited Partner proposals. In addition, the Registrant has revised the language on page 8 to clarify the difference between the General Partner's oversight and the Management Company's responsibilities, including any overlap between the General Partner their responsibilities and personnel.
6.    We note your disclosure that T-POP was established by TPG to provide eligible investors with access to TPG’s private equity franchise through a single investment, and that T-POP will seek to construct an attractive and diversified portfolio of private equity assets primarily by making direct co-investments in transactions executed by TPG’s private equity strategies and, to a lesser extent, primary fund commitments to such strategies. Please also highlight in this section any material differences that exist between T-POP and the other TPG private equity strategies. In this regard, we note your disclosure on page 120 that unlike the governing documents of the other identified TPG funds, the Partnership Agreements do not impose on TPG a “duty to offer” to the Fund any potential investment opportunity, meaning TPG has no obligation to pursue through the Fund (as opposed to another TPG fund or TPG and/or its affiliates for their own accounts) an opportunity that fits within the Fund’s investment objective. We also note that as a result of other TPG funds’ priority rights, the Fund likely will not be offered the opportunity to participate in certain investment opportunities, and participation by the Fund in such opportunities is expected to be limited or curtailed to the extent required by the priority rights of such other TPG funds.
Response: The Registrant acknowledges the Staff’s comment and has revised its disclosure on page 12 to include disclosure regarding the material differences that exist between the Registrant and the other TPG private equity strategies and key considerations around how investment opportunities are allocated, and have also added a cross reference to “Item 1A. Risk Factors—Conflicts of Interest—Allocation Procedures and Principles” on the allocation of investment opportunities.
The Management Company, page 5
7.    Please revise your disclosure to provide more detailed information regarding TPG Solutions Advisors, LLC and its relationship to you and the Management Company. Please also discuss here or on page 10 the T-POP management team's background, including its previous roles in managing funds and history using leverage in its managed investments. The

Securities and Exchange Commission	February 18, 2025
discussion should highlight the differences in the strategies employed by prior funds and the strategies to be used for you.
Response: The Registrant acknowledges the Staff’s comment and has revised its disclosure on page 5 to provide more detailed information regarding TPG Solutions Advisors, LLC and its relationship with the Registrant and the Management Company. In addition, the Registrant has revised the disclosure on pages 5 to 6 regarding the background and experience of the Registrant’s management team.
T-POP Structure, page 6
8.    We note that there are potential investors identified at three different levels within the chart. Please identify where the Limited Partners can expect to fall within this chart depending on which of the seven classes of units they purchase. Further, show where the affiliate of the Management Company, that will later be identified according to page 182, is located within this chart and revise your disclosure on pages 182 to describe what class of units the affiliate of the Management Company purchased in 2024.
Response: The Registrant acknowledges the Staff’s comment and has revised its structure chart on page 7 to clarify that the classes registered in the Registration Statement will be available for direct investment in the Registrant.
The Registrant has also revised the disclosure on pages 186 and 200 to reflect that the General Partner and an affiliate of the Management Company purchased Class F Units.
Management Fee, page 8
9.    Please disclose the TPG affiliate that is expected to be involved in activities relating to the underwriting, structuring, syndication, private placement or arranging of debt or equity issued by, or in respect of, certain of the Fund’s portfolio companies or other capital markets- or broker-dealer-related services or activities as discussed on page 9.
Response: The Registrant acknowledges the Staff’s comment and has revised its disclosure on page 10 to clarify that TPG Capital BD, LLC, the Registrant’s affiliated broker-dealer, is expected to be involved in such activities.
10.    Please revise to provide summaries or illustrative examples that explain the total compensation and fees in plain terms understandable to the average investor.
Response: The Registrant respectfully notes that “Item 1. Business—The Private Offering” provides for a comparison of the total compensation and fees in plain terms among the Units.
Leverage, page 12
11.    It appears based on pages 149 and 172 that you have no financing committed from TPG to start your operations and that you have no established credit facilities or financing arrangements. Please revise to clarify or advise.

Securities and Exchange Commission	February 18, 2025
Response: In response to the Staff’s comment, the Registrant has revised its disclosure on page 14 and 177 to disclose that the Registrant has no financing committed from TPG to start its operations and that the Registrant has no established credit facilities or financing arrangements. To the extent the Registrant receives committed financing from TPG or other third-party lenders, the Registrant will notify the Limited Partners via a Form 8-K or other applicable Exchange Act filing.
12.    We note your disclosure here and on page 172 that the Fund generally does not intend to incur indebtedness for borrowed money that would cause the Leverage Ratio to be in excess of 30% (the “Leverage Guideline”). We also note that the Leverage Guideline does not apply to guarantees of indebtedness, “bad boy” guarantees or other related liabilities that are not recourse indebtedness for borrowed money. Consistent with your disclosure on page 43, please also clarify, if true, that preferred financing arrangements and margin loans you utilize will not be treated as borrowings incurred by the Fund for purposes of determining compliance with the limitations on borrowings and thus due to such arrangements the Fund's leverage can be significantly higher than the 30% leverage guideline.
Response: In response to the Staff’s comment, the Registrant has revised its disclosure on page 14 in respect of limitations on leverage.
Repurchase Program, page 14
13.    Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your repurchase program.
Response: As stated in the Registration Statement, the Registrant intends to implement a Repurchase Program pursuant to which it expects to offer to repurchase on a quarterly basis up to 5% of Units outstanding as of the close of the previous calendar quarter. The Registrant intends to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act, but may also determine to conduct the Repurchase Program pursuant to applicable guidance or relief from the staff of the SEC.
In accordance with the requirements of Rule 13e-4 under the Exchange Act, the Registrant will file Schedule TO with the Commission disclosing the material terms of the tender offer. The Repurchase Program is consistent with those of a significant number of market participants, including registered investment companies and business development companies that conduct periodic tender offers pursuant to Rule 13e-4 and Regulation 14E under the Exchange Act.
14.    With respect to the continuous private offering and repurchase program, provide us with a legal analysis that supports your apparent belief that Regulation M would not prohibit repurchases during the offering.
Response: The Registrant respectfully submits that Section 102(b)(3) of Regulation M exempts repurchases by limited partnerships at a price based on NAV which are effected in accordance with the terms and conditions of instruments governing the securities; provided

Securities and Exchange Commission	February 18, 2025
that such securities are not traded on an exchange or through an inter-dealer quotation system or electronic communications network. Consistent with the foregoing, the Registrant is a limited partnership; its units are not traded on an exchange or through an inter-dealer quotation system or electronic communications network; and the repurchase price of the units will be based on NAV as set forth in the Registrant’s Partnership Agreement and Repurchase Program. According, Regulation M would not prohibit the Registrant from making repurchases during its continuous private offering.
Item 1A. Risk Factors, page 29
15.    Please review each risk factor heading to ensure that each clearly conveys a separate, specific risk to investors regarding your company, industry or security. Investors should be able to read the risk factor headings and understand what the risk is and the result of the risk as it specifically applies to you. As a non-exclusive list, we note the following risk factor headings:
•Indemnification on page 40;
•Performance Information on page 41; and
•Reserves on page 42.

Response: In response to the Staff’s comment, the Registrant has revised each risk factor heading, beginning on page 31.

Risks Related to Cryptocurrencies and Digital Assets, page 76
16.    We note your disclosure that the Fund may invest in portfolio companies involved in the development, issuance, exchange, trading, holding, lending, servicing or support of virtual currencies, decentralized application tokens, protocol token and other cryptofinance coins, tokens and digital assets and other instruments that are based on blockchain, distributed ledger or similar technologies. Please tell us whether you will undertake any determination of the characterization of such crypto assets as securities prior to making an investment decision and include appropriate risk factor disclosure discussing the consequences to your business if any crypto assets you end up owning in your investment portfolio, whether directly or indirectly, are securities. Also disclose here the risk if any company you own as part of your investment portfolio are deemed to be operating as an unregistered exchange or unregistered broker-dealer.
Response: The Registrant acknowledges the Staff’s comment and has removed such disclosure as the Registrant does not currently expect to invest in cryptocurrencies and digital assets.
Artificial Intelligence and Machine Learning Risks, page 101

Securities and Exchange Commission	February 18, 2025
17.    We note your disclosure that risks could arise if TPG utilizes Machine Learning Technology in connection with its business activities, including investment activities, or if third-party service providers of or any counterparties to the Fund use Machine Learning Technology. Please clarify whether and how TPG uses AI in connection with its investment activities, or if the general partner or management company have any expectation about the use of AI in managing the Fund's investment portfolio. If applicable, briefly explain how the AI technology was developed and validated over time to remain effective in achieving the respective investment objective, and whether the AI is based on internal data or based on data from third parties. If the data is from an external third party, explain who developed the AI technology, how it is sourced and tested, and whether there are any licensing agreements with the third parties.
Response: The Registrant respectfully notes that TPG may utilize artificial intelligence in connection with various aspects of its business, including but not limited to due diligence and/or research that may relate to investments; however, artificial intelligence is not currently utilized to make final investment decisions, make portfolio management decisions or set investment objectives for TPG clients. The Registrant has revised the disclosure on page 104 to clarify that artificial intelligence is not currently utilized to make final investment decisions, make portfolio management decisions or set investment objectives for TPG clients.
Item 9. Market Price of and Dividends on the Fund’s Common Equity and Related Limited Partner Matters – Calculation of Net Asset Value, page 190
18.    We note your disclosure that the General Partner, as assisted by the Management Company, will calculate the NAV for each Class monthly, and that monthly NAV per Unit for each Class will generally be available around the 20th Business Day of the following month. Revise your disclosure to state how investors will be made aware of the monthly NAV. Please also clarify the extent to which valuation firms or other third parties may be used in calculating NAV.
Response: The Registrant will provide the monthly NAV in filings on Form 8-K and/or in any other manner. The Registrant respectfully notes that under “Calculation of Net Asset Value—Valuation Procedures,” the Registrant provides the extent to which valuation firms or other third parties may be used in calculating NAV, starting with the sentence “TPG will also engage independent third parties to review and opine on its periodic valuations, as well as advise on valuation policy more generally.”
The Registrant also provides that “the General Partner’s (with the assistance of the Management Company) determination of the Fund’s monthly NAV per Unit will be based in part on the latest quarterly valuation of each of the Fund’s investments, as adjusted each month to incorporate the latest available financial data for such investments, including any cash flow activity related to such investments. The Fund’s published NAV per Unit in any given month may not fully reflect any or all changes in value that may have occurred since the most recent quarterly valuation,” under “Item 1A. Risk Factors—Limitations of NAV.”
Item 11. Description of Registrant’s Securities to Be Registered, page 196

Securities and Exchange Commission	February 18, 2025
19.    Please clarify, if true, that the seven classes of units differ from each other only by differing subscription and servicing fees charged for each unit type. In the alternative, clarify what other material differences exist between the units.
Response: The Registrant acknowledges the Staff’s comment and has revised its disclosure on page 201 to clarify that the only differences among the seven different categories of units relate to subscription fees, servicing fees, management fees and performance allocation.
Item 13. Financial Statements and Supplementary Data, page 199
20.    Because the financial statements are not currently included in this registration statement, please file an amended Form 10 with complete financial statements prior to effectiveness. We may have further comments.
Response: The Registrant acknowledges the Staff’s comment and has filed an amended Form 10 registration statement with complete financial statements.
Item 15. Financial Statements and Exhibits, page 201
21.    Please confirm that you will file the separate partnership agreements that the Feeder TE and the Aggregator will enter into with the general partner as referenced on page 4 and update the exhibit index accordingly or tell us why you believe that are not required. Similarly revise for any custodian and administrator agreements.
Response: The Registrant respectfully notes that it will not be filing the partnership agreement that the Feeder TE has entered into with the General Partner, as the Registrant is not a party to the Partnership Agreement of the Feeder TE. In addition, the custodian and administrator agreements are not considered material contracts under Item 601(b)(10) of Regulation S-K and will not be filed. The Registrant also respectfully notes that it will not file the partnership agreement between the Aggregator and the General Partner, as the Registrant is only a limited partner of the Aggregator.
GENERAL
22.    Please confirm your understanding that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to Section 12(g) of the Exchange Act, you may consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.
Response: The Registrant acknowledges the Staff’s comment.
23.    Please revise to disclose, or attach as an exhibit, the Valuation Policy.

Securities and Exchange Commission	February 18, 2025
Response: The Registrant acknowledges the Staff’s comment and respectfully notes that the valuation policy does not fall within an exhibit item set forth in Item 601 of Regulation S-K and the material provisions of the Valuation Policy are already disclosed under “Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Limited Partner Matters—Calculation of Net Asset Value”.
24.    We note from your disclosure on page 41 that the general partner can amend, modify, supplement or waive any provision of the Partnership Agreement. Please also clarify if the general partner has similar authority as it relates to any other agreements related to the management of the fund, the investments or the valuation policy. As applicable, revise to disclose whether the general partner will provide any notice of instances where it has made use of any such discretion in the management of the fund, the resolution of conflicts of interest or the determination of Transactional NAV, including to calculate fees.
Response: The Registrant acknowledges the Staff’s comment and has revised its disclosure on pages 9, 44 and 195.
25.    Please supplementally provide us with any sales or marketing materials you intend to utilize, or which the general partner or management company intend to use on your behalf, in connection with the anticipated private unit offerings.
Response: The Registrant respectfully declines to provide sales or marketing of the Registrant to the Staff. The Registrant notes that that the sales and marketing materials do not relate to the Form 10 but are provided for the private offering of limited partnership units in the Registrant.
26.    We note that the Registration Statement indicates that “if the General Partner were to structure the Fund’s holdings and business operations in such a manner that in the future it does not meet the definition of an ‘investment company’ set out in Section 3(a)(1) of the 1940 Act, it is expected that the Fund’s assets would primarily consist of majority-controlled portfolio companies or general partner or co-general partner interests in joint ventures (that in turn hold majority or primary control of portfolio companies). It is expected these joint ventures would generally be alongside other TPG funds and in cases where the Fund is a co-general partner of the joint venture an other TPG fund may be the other co-general partner. In such cases the relative economic interests of the co-general partners are expected to vary from joint venture to joint venture and such other TPG fund may have certain governance rights that do not correspond with their economic interests on a pro rata basis.”

•Please clarify whether restructuring around majority-controlled portfolio companies and/or joint ventures would the means by which the General Partner would cause the Fund to no longer be an investment company under Section 3(a)(1). If not, please discuss and describe the restructuring of holdings and business operations contemplated by this disclosure.
Response: The Registrant acknowledges the Staff’s comment and has removed this disclosure regarding Section 3(a)(1) of the 1940 Act as the Registrant will rely upon the

Securities and Exchange Commission	February 18, 2025
exclusion from the definition of “investment company” set out in Section 3(c)(7) of the 1940 Act and will not operate as a vehicle that does not meet the definition of “investment company” under Section 3(a)(1). Section 3(c)(7) of the 1940 Act excepts from the definition of “investment company” any issuer: (i) whose outstanding securities are owned exclusively by persons who, at the time of acquisition of such securities, are “qualified purchasers” (as defined in the 1940 Act and rules thereunder) (“Qualified Purchasers”) and (ii) that is not making and does not at that time propose to make a public offering of such securities.
•Please discuss supplementally the Fund’s plans, if any, to seek direct or indirect investment by non-Qualified Purchasers in the future.
Response: The Registrant does not expect to seek direct or indirect investments from non-Qualified Purchasers.
•Please discuss supplementally the nature of the anticipated joint ventures, including the structure of any such joint ventures, the nature of the co participants, and the manner of the Fund’s participation. Please also discuss whether the Fund’s interests in such joint ventures are (or will be) investment securities in the hands of the Fund for purposes of Section 3(a)(2) of the Investment Company Act. This discussion should address what it means to be “majority-owned” for purposes of Section 3(a)(2) and how your use of the term “majority-controlled” relates to that provision.
Response: The Registrant respectfully refers the Staff to our response under the first bullet of Comment 26 and notes that the Registrant intends to rely upon the exclusion from the definition of “investment company” set out in Section 3(c)(7) of the 1940 Act and therefore will not structure joint ventures in this manner.
•Notwithstanding Section 3(c)(7), please explain supplementally whether the Registrant, any Fund entity, or any future controlled subsidiary/joint venture would be considered an “investment company” under Section 3(a)(1)(A) of the 1940 Act.
Response: The Registrant respectfully refers the Staff to our response under the first bullet of Comment 26 and notes that the Registrant intends to rely upon the exclusion from the definition of “investment company” set out in Section 3(c)(7) of the 1940 Act. Section 3(c)(7) provides an exclusion from being an investment company notwithstanding Section 3(a).
•Notwithstanding section 3(c)(7), please explain supplementally whether the Registrant, any Fund entity, or any future controlled subsidiary/joint venture would be considered an “investment company” under Section 3(a)(1)(C) of the 1940 Act.
Response: The Registrant respectfully refers the Staff to our response under the first bullet of Comment 26 and notes that the Registrant intends to rely upon the exclusion from the definition of “investment company” set out in Section 3(c)(7) of the 1940 Act. Section

Securities and Exchange Commission	February 18, 2025
3(c)(7) provides an exclusion from being an investment company notwithstanding Section 3(a).
27.    Please explain supplementally the exemption or exclusion from the definition of “investment company” for each of the “Feeder TE” and “Aggregator” entities. In addition, please explain supplementally what exemption or exclusion from the definition of “investment company” each of the “Feeder TE” and “Aggregator” entities will pursue in the event that the “General Partner were to structure the Fund’s holdings and business operations in such a manner that in the future it does not meet the definition of an ‘investment company’ set out in Section 3(a)(1) of the 1940 Act” as contemplated in the Registration Statement.
Response: Feeder TE and the Aggregator will also rely on Section 3(c)(7) of the 1940 Act. The Aggregator is formed in a non-U.S. jurisdiction and will offer its securities to the Registrant and may also offer securities to other Qualified Purchasers and/or non-U.S. persons in compliance with the Staff’s guidance in Goodwin, Procter & Hoar, SEC No-Action Letter (Feb. 28, 1997).
28.    Please explain supplementally the nature of the different kinds of anticipated investors (i.e., the U.S. tax-exempt, U.S. taxable, and non-U.S. investors) and explain the basis for their investing at different levels of the organizational chart. Please also explain the relative costs for and fees incurred by the different types of investors at different levels of the organizational chart.
Response: The Registrant notes that U.S. tax-exempt, U.S. taxable, and non-U.S. investors will invest at different levels because the Feeder TE is generally offered to non-U.S. investors and U.S. tax-exempt investors that are sensitive to “unrelated business taxable income” (“UBTI”) within the meaning of Section 512 of the Internal Revenue Code of 1986, as amended from time to time. The Registrant is generally offered to U.S. taxable investors and tax-exempt investors that are not sensitive to UBTI. With respect to the relative costs and fees incurred by the investors, the Registrant respectfully refers the Staff to the table under “Item 1. Business—The Private Offering,” which shows a comparison of certain key differences among the Units.

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Please call me (212-455-2516) or Ruoke Liu (202-636-5547) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Benjamin Wells
Benjamin Wells

Securities and Exchange Commission	February 18, 2025

cc:	Amit Pande, Securities and Exchange Commission
John Stickel, Securities and Exchange Commission
James Lopez, Securities and Exchange Commission
Robert Klein, Securities and Exchange Commission
Sam Cooper Rivera, TPG Inc.
Jenny B. Neslin, TPG Inc.
Rajib Chanda, Simpson Thacher & Bartlett LLP
Ruoke Liu, Simpson Thacher & Bartlett LLP